UNITED LUMICON EXHIBITION SERVICES, INC.

3984 Vanessa Dr.

Las Vegas, NV 89103

March 10, 2016

Pamela Long / Assistant Directror

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re: Request to Withdraw

United Lumicon Exhibition Services, Inc.

Registration Statement on Form S-1

Filed September 24, 2015

File No. 333-207112

Dear Pamela Long:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), United Lumicon Exhibition Services, Inc. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on September 24, 2015 (the “Registration Statement”). The Registration Statement has not been declared effective, and no shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Please email a copy of the written order to the Company, attention Xu Zhang at Criszhang@unitedlumicon.com

If you have any questions with respect to this matter, please call counsel for the Company, Mr. Scott Doney at (702) 982-5686. Thank you for your assistance in this matter.

Very truly yours,

By: /s/ Xu Zhang

Xu Zhang

CEO of United Lumicon Exhibition Services